Name of Issuer:
	Axsys Technologies Inc.

Type or Class of Security:
	Common

CUSIP Number:
	54615109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

	Friess Associates LLC    83-0334121

2.  Check the Appropriate Box if a Member of a Group

	(a)
	(b)

3.  SEC Use Only


4.  Citizenship or Place of Organization

	115 E. Snow King
	Jackson, WY 83001

5.  Sole Voting Power

	654,200

6.  Shared Voting Power

	n/a

7.  Sole Dispositive Power

	654,200

8.  Shared Dispositive Power

	n/a

9.  Aggregate Amount Benefically Owned by Each Reporting Person

	654,200

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

	n/a

11. Percent of Class Represented by amount in #9

	5.8

12. Type of Reporting Person

	I.A.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009


William F. D'Alonzo
CEO